April 29, 2020

Via EDGAR

Attn: Jeffrey Gabor, Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	World Tree USA, LLC
Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A Filed March 12, 2020 File No. 024-11051

Dear Mr. Gabor:

In response to your letter dated April 8, 2020, concerning the deficiencies in our offering statement on Form 1-A, we provide the following responses:

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

Part F/S

Unaudited Financial Statements, page F-1

1.

Your unaudited financial information for the twelve months ended December 31, 2019 does not include footnotes, and, as such, is not complete. Revise to provide updated audited financial statements for the year ended December 31, 2019 with complete footnotes. Refer to the guidance in “Part FS” for Tier 2 filings within Form 1-A.

ANSWER:

We have revised to include the appropriate audited financial statements with footnotes in accordance with Part FS for Tier 2 filings within Form 1-A.

Yours truly,

/s/ Wendy Burton

Wendy Burton, President and CEO